[redacted]

09058763

)MMISSION
,9

OMB APPROVAL

OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spouting Rock Capital Advisors

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Strafford Avenue, Suite 220
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

3150 Hwy 278 # 355 (Address) Covington (City) GA (State) 30014 (Zip Code)

SEC Mail Processing Section

FEB 27 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/17

OATH OR AFFIRMATION

I, BlAKELY C PAGE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________________, as of February 26, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Blakely C. Page
Signature

Managing Member
Title

Courtney Mary Rapino
Notary Public

NOTARIAL SEAL
COURTNEY MARY RAPINO
Notary Public
RADNOR TWP, DELAWARE CNTY
My Commission Expires Mar 11, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPOUTING ROCK CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2008 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

SPOUTING ROCK CAPITAL ADVISORS, LLC

Table of Contents

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members and Directors
SPOUTING ROCK CAPITAL ADVISORS, LLC

We have audited the statement of financial condition of Spouting Rock Capital Advisors, LLC as of December 31, 2008 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spouting Rock Capital Advisors, LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company

Atlanta, Georgia
February 24, 2009

3150 HWY 278NW, SUITE 355
COVINGTON, GEORGIA 30014
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

SPOUTING ROCK CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

CURRENT ASSETS:		
Cash	$	7,007
Accounts receivable		1,000
Employee advances		24,500
Total current assets		32,507
FURNITURE AND EQUIPMENT		1,514
Less accumulated depreciation		(216)
Furniture and equipment - net		1,298
OTHER ASSETS:		
Organizational costs, net of accumulated amortization of $6,288		9,431
Deposit		824
Total other assets		10,255
TOTAL	$	44,060

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITY - accounts payable	$	5,299
TOTAL LIABILITIES		5,299
MEMBERS' EQUITY		38,761
TOTAL	$	44,060

See Independent Auditors' Report and
Notes to Financial Statements.

SPOUTING ROCK CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

INVESTMENT ADVISORY FEES	$ 29,270
OPERATING EXPENSES:	
Legal and professional fees	52,262
Travel	13,513
Insurance	10,856
Licenses and permits	10,362
Rent	10,008
Office	8,648
Meals and entertainment	6,906
Technology	5,285
Amortization	3,144
Postage and delivery	1,890
Telephone	1,291
Marketing	724
Dues and subscriptions	395
Bank charges	230
Depreciation	216
Regulatory fees	175
Conferences	171
Total expenses	126,076
NET LOSS	$ (96,806)

See Independent Auditors' Report and
Notes to Financial Statements.

SPOUTING ROCK CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

MEMBERS' EQUITY, JANUARY 1	$	27,567
Net loss		(96,806)
Members contributions		108,000
MEMBERS' EQUITY, DECEMBER 31	$	38,761

See Independent Auditors' Report and
Notes to Financial Statements.

SPOUTING ROCK CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES:		
Net loss	$	(96,806)
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization		3,360
Increase in accounts receivable		(1,000)
Increase in employee advances		(24,500)
Increase in accounts payable		3,372
Increase in deposits		(824)
Net cash used by operating activities		(116,398)
INVESTING ACTIVITY - purchase of fixed assets		(1,514)
FINANCING ACTIVITY - members contributions		108,000
NET DECREASE IN CASH		(9,912)
CASH AT BEGINNING OF YEAR		16,919
CASH AT END OF YEAR	$	7,007

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Spouting Rock Capital Advisors, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and became a member of the National Association of Securities Dealers (NASD) on June 6, 2007. The Company is located in Pennsylvania. The Company was organized as a Delaware limited liability company (LLC).

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Income Taxes

The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using an estimated useful life of seven years. Amortization is provided on a straight-line basis using an estimated useful life of five years.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. EMPLOYEE ADVANCES

The Company hired a registered representative to work with the Company to bring prospects and customers to the Company. In the interim, the Company has advanced the representative money for living expenses. The advanced amounts are included as employee advances on the statement of financial condition. In accordance with the contract, the maximum amount the representative will be advanced is $40,000. As of December 31, 2008, the representative has received $24,500.

3. **COMMITMENTS**

The Company has an obligation for its office under an operating lease effective May 1, 2008 with an initial non-cancellable term of one year ending April 30, 2009. Aggregate annual rent due for the year 2009 is $3,296. Rent expense for the year ended December 31, 2008 is $10,008.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $1,708, which was deficient of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 310.25%. See also Note 8.

5. **RELATED PARTY TRANSACTIONS**

The members contributed an additional $108,000 to the Company for the year ended December 31, 2008 which is reflected on the statement of changes in members' equity as members contributions.

6. **COMPUTATION FOR DETERMINATION OF RESERVE RQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

7. **INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

8. **SUBSEQUENT EVENT**

A member of the Company, realizing that the Company was not in compliance with SEC Rule 15c3-1 of the Securities and Exchange Commission, on January 27, 2009, contributed $5,000 in order to bring the Company in compliance with their minimum net capital requirement of $5,000. See also note 4 and supplemental schedule 1 - computation of net capital under rule 15c3-1.

SPOUTING ROCK CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008

SCHEDULE 1

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	38,761
DEDUCTIONS AND/OR CHARGES:		
Nonallowable assets:		
Accounts receivable		(1,000)
Employee advances		(24,500)
Furniture and equipment - net		(1,298)
Organizational costs - net		(9,431)
Deposits		(824)
NET CAPITAL	$	1,708
AGGREGATE INDEBTEDNESS -		
Accounts payable		5,299
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required		5,000
Excess net capital	n/a	
Excess net capital at 1,000 percent	n/a	
Percentage of aggregate indebtedness to net capital		310.25%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2008):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	3,708
Adjustment to record additional legal expenses		(2,000)
NET CAPITAL, ABOVE	$	1,708

The Company is not in compliance with SEC Rule 15c3-1. The Company was not in compliance when filing the fourth quarter FOCUS report, nor is the client in compliance with the audit as of and for the year ended December 31, 2008.

See Independent Auditors' Report

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM (SEC) RULE 15C3-3

To the Members and Directors
SPOUTING ROCK CAPITAL ADVISORS, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Spouting Rock Capital Advisors, LLC (the "Company"), as of and for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3150 HWY 278NW, SUITE 355
COVINGTON, GEORGIA 30014
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J. Bowden & Company

Atlanta, Georgia
February 24, 2009